Exhibit 12.1

UNIVERSAL CORPORATION

RATIO OF EARNINGS TO FIXED CHARGES

AND

RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERENCE DIVIDENDS

	Six Months Ended September 30, 2014
		Fiscal Year Ended March 31,
		2014	2013	2012	2011	2010
		(in thousands, except for ratios)
Earnings
Pretax income before equity in pretax earnings (loss) of unconsolidated affiliates	$5,013	$226,793	$201,650	$158,783	$234,265	$234,252
Fixed charges (net of interest capitalized)	10,349	23,974	25,646	26,882	27,845	29,226
Distribution of earnings from unconsolidated affiliates	—	6,508	123	16,724	—	11,983
Total Earnings	$15,362	$257,275	$227,419	$202,389	$262,110	$275,461

Fixed Charges and Preference Dividends
Interest expense	$8,872	$20,307	$22,013	$22,835	$23,058	$24,210
Interest capitalized	—	—	—	—	—	—
Amortization of premiums, discounts, and debt issuance costs	652	1,302	1,343	1,334	1,260	1,837
Interest component of rent expense	825	2,365	2,290	2,713	3,527	3,179
Total Fixed Charges	10,349	23,974	25,646	26,882	27,845	29,226
Dividends on convertible perpetual preferred stock (pretax)	11,423	22,846	22,846	22,846	22,846	22,846
Total Fixed Charges and Preference Dividends	$21,772	$46,820	$48,492	$49,728	$50,691	$52,072

Ratio of Earnings to Fixed Charges	1.48	10.73	8.87	7.53	9.41	9.43

Ratio of Earnings to Combined Fixed Charges and Preference Dividends(1)	0.71	5.49	4.69	4.07	5.17	5.29

(1) For the six months ended September 30, 2014, earnings were not sufficient to cover combined fixed charges and preference dividends. The deficiency to fully cover combined fixed charges and preference dividends (i.e., ratio of 1.00) was $6,410.